January 10, 2025

Gerard Stascausky
Managing Director
Iron Bridge Mortgage Fund, LLC
9755 SW Barnes Road, Suite 420
Portland, OR 97225

       Re: Iron Bridge Mortgage Fund, LLC
           Offering Statement on Form 1-A
           Post-Qualification Amendment No. 4
           Filed November 25, 2024
           File No. 024-11984
Dear Gerard Stascausky:

       We have reviewed your amendment and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-qualification Amendment No. 4 to Offering Statement on Form 1-A filed November 25,
2024
Offering Circular Summary, page 2

1. We note your revision in response to prior comment 9. Please revise your summary to clearly disclose the management fees for the last two fiscal years. Distribution Reinvestment, page 3

2. We note your response to prior comment 5 and are still considering the mechanics of your dividend reinvestment program and may have further comments.
Business
Calculation of NAV, page 44

3. We note that your response to prior comment 3 includes disclosure about the company's use of NAV and its NAV per unit as of September 30, 2024 and January 10, 2025
Page 2


       October 31, 2024. Please provide us, on a supplemental basis, with a template for your
       NAV disclosures and additional information of when the company began to use
       NAV.
General

4. We note that your response to prior comment 20 relating to the Investment Company
       Act of 1940 (the    Investment Company Act   ) did not address any
subsidiaries. Please
       confirm that you have no subsidiaries.
5. We note that, in your response to prior comment 20, you state that you attached your balance sheet as of September 30, 2024. Please provide this balance sheet as no such attachment was filed.
6.     In prior comment 20, we asked for a detailed legal analysis of your reliance on
       Section 3(c)(5)(C) of the Investment Company Act. However, you only provided analysis relating to subpart (C). Please provide similar analysis in the context of the
       introduction to Section 3(c)(5) (i.e.,    Any person who is not engaged
in the business
       of issuing redeemable securities, face-amount certificates of the installment type or
       periodic payment plan certificates      ).
7. In your response to prior comment 20, you note that you intend to treat mortgage
       interest receivable    and    mortgage loans receivable    as qualifying
interests in the
       context of Section 3(c)(5)(C) of the Investment Company Act and include a citation to
       Companies Engaged in the Business of Acquiring Mortgages and Mortgage-Related
       Instruments (Investment Company Act Release No. 29778 (August 31, 2011)) (the
          2011 Release   ). The 2011 Release, however, refers to    loans or
liens fully secured
       by real estate.    Please clarify how you define    mortgage interest
receivable    and
          mortgage loans receivable    in the context of Section 3(c)(5)(C) and
whether they are
       the same as    loans or liens fully secured by real estate    as set
forth in the 2011
       Release and other applicable precedent.    For example, please explain
why you record
       these assets as    receivables    and why you distinguish between loans
and interest.
8.     In light of your response to prior comment 20, and subject to your response to
       question [4] above, please revise your risk factors to clearly state that you will treat real estate loans as qualifying interests only when they are fully secured by real estate.
       In addition, we note that your financial statements state that part of your business is
          making and arranging various types of loans   all of which are or
will be secured, in
       whole or in part, by real or personal property.    This is inconsistent
with your response
       to prior comment 20, which states that    mortgage interest receivable
 and    mortgage
       loans receivable    are fully secured by real estate. Please clarify
which statement is
       correct and revise the Offering Statement accordingly.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 January 10, 2025
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Alison Pear